SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2011	Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

44 King Street West, Scotia Plaza, 8th floor, Toronto, Ontario, M5H 1H1
Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to The Bank of Nova Scotia’s Registration Statement on Form F-9 which was originally filed on June 10, 2011 (File No. 333-174823), as amended on June 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: August 30, 2011	By:	/s/ Sue Graham-Parker
Name: Sue Graham-Parker
Title: Senior Vice-President Public, Corporate and Government Affairs

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated August 30, 2011 - Scotiabank reports strong third quarter earnings of $1.3 billion, up 18%